SEALSQ Announces Agenda of its 2024 Annual General Meeting of Shareholders

Shareholders are invited to vote FOR the re-election of eight board members

SEALSQ expects to publish its 2023 Annual Report including the financial statements for the year ended December 31, 2023 on or before March 22, 2024

Geneva, Switzerland – February 29, 2024: SEALSQ Corp (“SEALSQ” or “the Company”) (NASDAQ: LAES), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, is pleased to announce that its 2024 Annual General Meeting (“AGM”) of Shareholders will be held on April 1, 2024, at 09:00 a.m. Eastern Standard Time. The meeting will take place in person at Nasdaq MarketSite located at 151 W 43rd St, 10th Fl., NY, NY 10036.

The Company also announced that it expects to publish its 2023 Annual Report including the financial statements for the year ended December 31, 2023, on or before March 22, 2024. The Company reiterates its previously announced full year 2023 revenue guidance of $30 million, representing a growth rate of 29%, as compared to the prior year.

The SEALSQ Board of Directors recommends shareholders approve the re-election of current eight board members (six of which will be non-executive directors), each for a one-year term extending until completion of the 2025 AGM:

1.	Joao Carlos Creus Moreira (executive director)

2.	John O’Hara (executive director)

3.	Peter Ward (non-executive director)

4.	Cristina Dolan (non-executive director)

5.	David Fergusson (non-executive director)

6.	Eric Pellaton (non-executive director)

7.	Ruma Bose (non-executive director)

8.	Danil Kerimi (non-executive director)

The Company believes that the re-election of these board members will continue to provide strong leadership and guidance to drive the company's success in the future.

At the AGM, the board of directors will provide shareholders with a comprehensive financial and operational overview since SEALSQ’s listing, highlighting its performance, key financial metrics, and strategic initiatives. Additionally, the board of directors will outline the outlook of the Company, discussing growth prospects, market trends, and strategic objectives to ensure sustained value creation for shareholders.

Shareholders as of February 28, 2024 (“the Record Date”) will be entitled to attend and vote either in-person at the AGM, or by giving electronic or written voting instructions to their independent voting rights representative. Further details about the AGM, including proxy materials, voting instructions and reply card, will be provided to shareholders who are listed in the share register as having voting rights as of the Record Date. With this card, shareholders may appoint a proxy or vote at the AGM.

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to successfully launch post-quantum semiconductor technology; SEALSQ’s ability to capture a share of the quantum semiconductor market; the growth of the quantum computing market; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to enhance its production facilities in the U.S. and France; SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; the success of SEALCOIN; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +212 836-9612 / kmurphy@equityny.com